

December 3, 2024

Martin Freeman
Chief Executive Officer
AccretivUSA, Inc.
131 Continental Drive
Suite 301
Newark, DE 19713

       Re: AccretivUSA, Inc.
            Offering Statement on Form 1-A
            Filed November 19, 2024
            File No. 024-12532

Dear Martin Freeman:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Stacie Gorman at 202-551-3585 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Brian Geoghegan, Esq.